Exhibit

Exhibit Description

99.1	Announcement on 2010/01/22: Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland Chinese company

99.2	Announcement on 2010/01/25: Represent subsidiary Fortune Venture Capital Corp.to announce related materials on disposal of PixArt Imaging Inc. securities

99.3	Announcement on 2010/02/02: Represent subsidiary UMC New Business Investment Corporation to announce the cquisition of TOPCELL SOLAR INTERNATIONAL CO. LTD. Common shares

99.4	Announcement on 2010/02/02: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2010/02/02: Board’s Resolution of share buy-back program

99.6	Announcement on 2010/02/03: UMC announced its unconsolidated operating results for the fourth quarter of 2009

99.7	Announcement on 2010/02/05: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.8	Announcement on 2010/02/09: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.9	Announcement on 2010/02/10: Represent subsidiary TLC Capital Co, Ltd. toannounce related materials on investment of mainland Chinese company

99.10	Announcement on 2010/02/09:January Revenue

99.11	Announcement on 2010/02/12: the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event:2010/01/22

2.Method of the present increase (decrease) in investment:invest mainland Chinese company Beijing TongFang E-commerce Co, Ltd through CTC Capital Partners I. L.P.

3.Transaction volume, price per unit, and total monetary

amount of the transaction:total amount USD$1,516,338

4.Company name of the invested mainland Chinese company:Beijing TongFang E-commerce Co, Ltd

5.Paid-in capital of said invested mainland Chinese company:RMB$135,000,000

6.Amount of new capital increment currently planned by said invested mainland Chinese company:

NA.	( purchase shares from existing shareholders )

7.Main business items of said invested mainland Chinese company:E-commerce

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year:NA

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year:RMB 142,896,505.46

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:RMB 7,896,505.46

11.Amount of actual investment to date in said invested mainland Chinese company:0

12.Counterparty to the transaction and its relationship to the Company: NA

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:Not applicable

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable

15.Gain (or loss) on disposal: Not applicable

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:One-time payment; Follow the contract

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:Negotiation by CTC Capital Partners I. L.P.and the existing shareholders of Beijing Tong Fang E-commerce Co, Ltd

18.Broker: None

19.Concrete purpose of the acquisition or disposal:Long-term investment

20.Do the directors have any objection to the present transaction?: None

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$10,371,212

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 4.93%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:6.99%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period:7.02%

25.Total amount of actual investment in the mainland China area to date:USD$6,794,256

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 3.23%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period:4.58%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 4.60%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:USD$0

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32.Any other matters that need to be specified:None

Exhibit 99.2

Represent subsidiary Fortune Venture Capital Corp.to announce related materials on disposal of PixArt Imaging Inc. securities

Date of events:2010/01/25

1.Name of the securities:Common shares of Pixart Imaging Inc.

2.Trading date:2009/01/26~2010/01/25

3.Trading volume, unit price, and total monetary amount of the transaction:

trading volume: 1,190,000 shares; average unit price: NTD 252.28; total amount: NTD 300,219,500

4.Gain (or loss) (not applicable in case of acquisition of securities):$NTD 285,117,765

5.Relationship with the underlying company of the trade:Fortune Venture Capital is one of the Board Members of PixArt Imaging Inc.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

cumulative volume: 13,272,238 shares; amount: NTD 168,208,843; percentage of holdings: 10.22%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:ratio of total assets: 140.01%; ratio of shareholder’s equity: 140.32%; the operational capital as shown in the most recent financial statement:NTD 1,112,224,553

8.Concrete purpose/objective of the acquisition or disposal:financing operation

9.Do the directors have any objections to the present transaction?:none

10.Any other matters that need to be specified:none

Exhibit 99.3

Represent subsidiary UMC New Business Investment Corporation to announce the cquisition of TOPCELL SOLAR INTERNATIONAL CO. LTD. Common shares

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Common shares of TOPCELL SOLAR INTERNATIONAL CO. LTD.
2.Date of occurrence of the event:2010/02/02
3.Volume, unit price, and total monetary amount of the transaction:
trading volume: Not exceeding 53,000,000 shares;
unit price:$10 NTD;
total amount: Not exceeding $530,000,000 NTD;
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):TOPCELL SOLAR INTERNATIONAL CO. LTD.; None
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:Wire transfer; None.
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:
The decision making manner: New share issuance
The decision-making department: The Chairman & President Office
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
cumulative volume: Not exceeding 53,000,000 shares;
amount: Not exceeding $530,000,000 NTD;
percentage of holdings: Not exceeding 66.25%
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:
ratio of total assets: 55.84%
ratio of shareholder’s equity: 55.85%
the operational capital as shown in the most recent financial statement:
$1,172,874 thousand NTD
13.Broker and broker’s fee: N/A
14.Concrete purpose or use of the acquisition or disposition:Long-term investment
15.Net worth per share of company underlying securities acquired or disposed of: N/A
16.Do the directors have any objection to the present transaction?: No
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:No
18.Any other matters that need to be specified:
(1) the most recent financial statement:2009 per book
(2) ratio of total assets and ratio of shareholder’s equity are estimated by the upper limitation of transaction amount NTD530,000,000.

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/06/15~2010/02/02
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $1,265,713,777 NTD;total transaction price: $1,265,713,777 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.5

Board’s Resolution of share buy-back program

1.Date of the board of directors resolution:2010/02/02
2.Purpose of the share repurchase: to transfer to employees.
3.Type of shares to be repurchased: Common shares
4.Ceiling on total monetary amount of the share repurchase:NTD$50,561,081 thousand.
5.Scheduled period for the repurchase:2010/02/03~2010/04/02
6.Number of shares to be repurchased: A maximum of 300,000,000 shares.
7.Repurchase price range: NTD$10.95 to NTD$25.85 per share.
8.Method for the repurchase: Purchased directly from the open market.
9.Ratio of the shares to be repurchased to total issued shares of the Company: 2.31%
10.Number of the Company’s own shares held at the time of reporting: 221,909,000 shares
11.Status of repurchases within three years prior to the time of reporting:500,000,000 shares had been bought back from 2008/08/28 to 2009/02/16.
12.Status of repurchases that have been reported but not yet completed: None.
13.Minutes of the board of directors meeting that resolved for the share repurchase:To approve the 14th share buy-back program amd the declaration of capital maintenance.(1)To approve the following items pursuant to Article 28-2, paragraph 3 of the Securities and Exchange Act and Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies.
a.Purpose of the buyback: to transfer to employees
b.Buyback period: 2010/02/03~2010/04/02.
c.Number of shares to be repurchased: A maximum of 300,000,000 shares.
d.Repurchase price range: NTD$10.95 to NTD$25.85 per share, If the market price falls below the lowest range, the company is still authorized to purchase the shares.
e.The Transfer Repurchased Shares to Employees Phase XIV Procedure and the declaration of capital maintenance.(2) Pursuant to Article 28-2, paragraph 3 of the Securities and Exchange Act, the program shall be approved by a majority of the directors present at a directors meeting attended by two-thirds or more of directors.Resolution: Approved.
14.The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies:Transfer Repurchased Shares to Employees Phase XIV Procedure
Article One: To motivate employees and in accordance with R.O.C. Securities and Exchange Law article 28-2-1-1 and regulation of Securities and Futures Bureau, Financial Supervisory Commission, Executive Yuan, R.O.C. on “Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies”, the Company establishes the “Transfer repurchase shares to employee phase XIV procedure”. The repurchased shares will be transferred to employees according to related laws and this procedure.
Article Two: The shares to be transferred are the shares that were repurchased under the resolution of the 5th meeting, 11th term of Board of Directors and Supervisors of repurchasing up to 300,000,000 shares. The rights and obligations of the shares, unless regulated by this procedure or related laws, are the same as other common shares outstanding.
Article Three: According to this procedure, the chairman is authorized to transfer this phase’s repurchased shares to employees one time or various times in three years time starting from the date of repurchase period.
Article Four: For employees who have joined the Company or the Company’s subsidiaries (the subsidiaries are companies over 50% of the common stocks of which are held by the Company directly or indirectly) one year and above from the date of subscription record date or those who have special contribution to the Company and being approved by Chairman, are entitled to subscribe the amount specified in article five of this procedure.
Article Five: To set the standard for share subscription according to employee’s rank, years of service, and special contribution to the Company, and will submit the standard to the board for approval.
Article Six: The transfer procedure of this phase’s share repurchase program: According to the board resolution, make announcement and execute company share repurchase during the repurchase period. The Chairman is authorized under this procedure to establish and announce the subscription record date, the standard for subscription amount, the payment period, and the rights contents and restrictions etc. Calculate the actual share amount with payment and transfer the shares accordingly.
Article Seven: The transfer price will be determined by the average price of shares purchased and the cost of capital could be included. If the Company’s number of common shares increase or the Company payouts cash dividends before the share transfer, then the transfer price will be adjusted accordingly. The cost of capital is defined in the range of ± 1%. of Taiwan Bank’s 1-yr bulk time deposit floating interest rate.
Article Eight: After the repurchased shares are being transferred and registered under employees’ names, unless otherwise specified, the rights and obligations of the shares are the same as the other common shares.
Article Nine: This procedure will go into effect after approval at a Meeting of the Board of Directors. This shall apply to any amendments.
Article Ten: This procedure should be reported in the Shareholder’s meeting.This shall apply to any amendments.
15.The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Not applicable
16.Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected:The number of shares to be repurchased accounts for 2.31% of UMC’s outstanding shares, and the maximum amount for buy-back program is 10.55% of UMC’s total current assets. The Board of Directors states that UMC’s financial status had been considered hereby and UMC’s capital maintenance will not be affected by the buy-back program.
17.Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price:The repurchase price range of the share buy-back program: NTD$10.95 to NTD$25.85 per share is reasonable. The total shares to be repurchase is 300,000,000 shares.According to the financial report of 2009 Q3 reviewed by CPA,the total monetary amount of shares to be repurchased in the price range foresaid will not have a material impact on the Company’s financial structure,financial ratio, solvency, profitability and cash flow.
18.Other particular specified by the Securities and Futures Bureau: None.

Exhibit 99.6

UMC announced its unconsolidated operating results for the fourth quarter of 2009
Date of events:2010/02/03
1.Date of the investor/press conference:2010/02/03
2.Location of the investor/press conference: 2nd Floor, Far Eastern Plaza Hotel, 201 Tunhwa South Rd., Sec. 2, Taipei
3.Financial and business related information:United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC”or The Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the fourth quarter of 2009.
Revenue increased 1.2% QoQ to NT$27.75 billion, from NT$27.41 billion in 3Q09, and increased approximately 50% YoY, from NT$18.54 billion in 4Q08. Gross margin was 25.9%, operating margin was 13.5%, net income was NT$4.40 billion, and earnings per ordinary share were NT$0.35. While capital expenditures invested during the quarter were NT$10.19 billion, cash balance still increased to NT$52.79 billion due to a rise in net income in the second half of the year to NT$10.49 billion. Since the full year of 2009 remained profitable, with earnings per share of NT$0.31, the Company plans to propose the distribution of dividends to shareholders and bonuses to employees at the next board meeting.
Dr. Shih-Wei Sun, CEO of UMC, said, “In 2009, UMC smoothly weathered themost severe economic recession in recent history. Moreover, we were one of the first foundries to have recovered from the downturn and posted thelowest decline in revenue resulting from the financial crisis compared to other foundries. Looking to 2010, UMC shares the industry’s positive outlook on growth for the foundry sector. For 2010, UMC plans to increaseCAPEX to US$1.2-1.5 billion to accommodate the robust demand we are seeing from customers for advanced technologies, to attain a reasonable balance between market share and ROE, and to solidify UMC’s stable, long-term growth.”
Dr. Sun emphasized, “Capital expenditure for 2010 will mainly be used to build capacity for advanced processes. We plan to boost 45/40nm process capacity and continue to introduce 28nm R&D and pilot production equipment at Fab12A in Tainan, as well as greatly expand 65/55nm process capacity at Fab12i in Singapore. In addition, we plan to accelerate the readiness timeframe of Fab12A’s phase 3 cleanroom related facilities and equipment installation to meet demand for advanced technology capacity and provide for a more flexible expansion plan. At the same time, we will pay close attention to the pace of the continuing economic recovery and the successive adjustments of U.S. and China’s monetary policies. UMC will continue to diligently monitor economic conditions over the next several quarters and react prudently in accordance.”
Dr. Sun continued, “Following UMC’s ‘Customer-Driven Foundry Solutions’ approach over the past year, we have engaged new customers while further enhancing our relationships with existing customers, and strengthened our ability to provide the best wafer foundry solutions. Percentage of revenue from advanced and specialty processes has also increased with each quarter. In terms of 40nm, UMC’s independently developed high-performance 40nm logic process has not only helped customers to beat the tape-out to production duration of the 65nm generation by a quarter, but has also achieved stable and predictable yields. This success has demonstrated that close cooperation between UMC and its customers for the 40nm process can accelerate time-to-volume, satisfy customer demands for advanced processes, and achieve win-win results. UMC will continue to expand its global presence and proceed with its overseas acquisitions; when finalized, this diversification of manufacturing locations will help customers mitigate geographic risk, increase economies of scale, and create synergies for the Company’s overall operational and financial performance.”1Q10 Guidance and Outlook:Wafer shipments to be flat. Wafer ASP in US$ to decrease by less than 3%. Currency appreciation will drive down NTD revenue by approximately 1-2%. Capacity utilization rate in the high-80% range. Gross margin in the mid-20% range.
4.Any other matters that need to be specified: None

Exhibit 99.7

To announce accumulative shares repurchased exceeding NTD$300 million in value

Date of events:2010/02/05
1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2010/02/05
2.Number of shares repurchased this time: 36,000,000 shares
3.Type of shares repurchased this time: Common share
4.Total monetary amount of shares repurchased this time: NTD$576,642,860
5.Average repurchase price per share this time: NTD$16.02
6.Cumulative number of own shares held during the repurchase period:36,000,000 shares
7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.28
8.Any other matters that need to be specified: None

Exhibit 99.8

To announce accumulative shares repurchased exceeding NTD$300 million in value
Date of events:2010/02/09
1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2010/02/09
2.Number of shares repurchased this time: 30,300,000 shares
3.Type of shares repurchased this time: Common share
4.Total monetary amount of shares repurchased this time: NTD$485,939,057
5.Average repurchase price per share this time: NTD$16.04
6.Cumulative number of own shares held during the repurchase period:66,300,000 shares
7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.51
8.Any other matters that need to be specified: None

Exhibit 99.9

Represent subsidiary TLC Capital Co, Ltd. toannounce related materials on investment of mainland Chinese company

Date of events:2010/02/10
1.Date of occurrence of the event:2010/02/10
2.Method of the present increase (decrease) in investment:Signing of investment agreement for the investment in mainland Chinese company Chu DongMultimedia Technology (Shanghai) Co., Ltd., Jiaoyue Software (Shanghai) Co., Ltd., Touch Equipment Leasing (Shanghai) Co., Ltd., and Chu Dong Multimedia Software (Shanghai) Co., Ltd. through Touch Media International Holdings (Cayman)
3.Transaction volume, price per unit, and total monetary amount of the transaction:Total amount USD$134,183
4.Company name of the invested mainland Chinese company:Chu Dong Multimedia Technology (Shanghai) Co., Ltd., Jiaoyue Software (Shanghai) Co., Ltd., Touch Equipment Leasing (Shanghai) Co., Ltd., and Chu Dong Multimedia Software (Shanghai) Co., Ltd.
5.Paid-in capital of said invested mainland Chinese company:
US$6,000,000 for Chu Dong Multimedia Technology (Shanghai) Co., Ltd.,
US$1,500,000 for Jiaoyue Software (Shanghai) Co., Ltd.,
US$5,000,000 for Touch Equipment Leasing (Shanghai) Co., Ltd.,
and US$100,000 for Chu Dong Multimedia Software (Shanghai) Co., Ltd.
6.Amount of new capital increment currently planned by said invested mainland Chinese company:NA.
7.Main business items of said invested mainland Chinese company:Multimedia technology development, Computer software development, Computer and peripheral equipment leasing, and Multimedia technology development for the 4 aforementioned companies respectively
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year:NA
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year:NA
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:NA
11.Amount of actual investment to date in said invested mainland Chinese company:US$0 for Chu Dong Multimedia Technology (Shanghai) Co., Ltd.,
US$1,000,000 forJiaoyue Software (Shanghai) Co., Ltd.,
US$4,052,930 for Touch Equipment Leasing (Shanghai) Co., Ltd.,
and US$10,590 for Chu Dong Multimedia Software (Shanghai) Co., Ltd.
12.Counterparty to the transaction and its relationship to the Company: NA
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:NA
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: NA
15.Gain (or loss) on disposal: NA
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:According to the contract;
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:Negotiation by TLC Capital Co. Ltd. and the investee company; Chairman and President’s Office
18.Broker: None
19.Concrete purpose of the acquisition or disposal:Long-term investment
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$10,505,395
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 5.00% 23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:7.08%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period:7.11%
25.Total amount of actual investment in the mainland China area to date:USD$6,794,256
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 3.23%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period:4.58%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 4.60%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:USD$-77,473
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None
32.Any other matters that need to be specified:None

Exhibit 99.10

United Microelectronics Corporation
February 9, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2010.

1)	Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%
January	Invoice amount	5,944,227	2,291,303	3,652,924	159.43%
2010	Invoice amount	5,944,227	2,291,303	3,652,924	159.43%
January	Net sales	8,600,453	3,152,994	5,447,459	172.77%
2010	Net sales	8,600,453	3,152,994	5,447,459	172.77%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	25,975,543
UMC’s subsidiaries	0	0	0

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	51,951,085
UMC’s subsidiaries	0	0	0
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	8,349,390	7,500,000
Fair Value	(23,951)	88,451
Net Profit from Fair Value	(99,317)	41
Written-off Trading Contracts	8,621,710	7,500,000
Realized profit (loss)	118,620	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.11

United Microelectronics Corporation
For the month of January, 2010

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of January, 2010.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of shares	Number of shares held as
		held as of	of
Title	Name	December 31, 2009	January 31, 2010	Changes

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	December 31, 2009	January 31, 2010	Changes